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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 March 11, 2004





                               LIHIR GOLD LIMITED


                             Level 7, Pacific Place
                      Cnr Champion Parade / Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)




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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.








LIHIR GOLD LIMITED




By: /s/ Mark Laurie
     Name     Mark Laurie
     Title:   Company Secretary

LIHIR GOLD LIMITED                                     [LIHIR GOLD LIMITED LOGO]
ARBN  069 803 998
Incorporated in Papua New Guinea



24 FEBRUARY 2004

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                          PRODUCTION PROFILE CORRECTION
--------------------------------------------------------------------------------


The updated five-year forecast production profile, released with the Company's financial results for the year ended 31 December 2003, contained some incorrect data numbers relating to the 2006 year. While the gold production number of over 650,000 ounces is correct, the head grade number should read 5.5 g au/t (rather than 6.0), while ore milled should read approximately 4.2 million tonnes (rather than 4.4).

The corrected profile is as follows:

 --------------------------------------------------------------------------------------------------------
                                                                            YEAR
                                                        2004      2005      2006      2007       2008
 ---------------------------------------- ----------- --------- --------- --------- ---------- ----------
 MATERIAL MINED (APPROX)                      MT          45       50         47        50         51
 STRIP RATIO (W+LG: HG)                                    9       10         10        10         10
 ORE MILLED, APPROX                           MT         4.3      4.5        4.2       4.7        4.7
 HEAD GRADE                                 G AU/T       5.0      5.5        5.5       5.5       >5.5
 GOLD PRODUCED                               K OZ       >600      750       >650      >700       >750
 --------------------------------------------------------------------------------------------------------



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FOR FURTHER INFORMATION:
MARK LAURIE
MANAGER CORPORATE, INVESTOR RELATIONS & COMPANY SECRETARY
LIHIR GOLD LTD

TEL: (+675) 986 5576          E-MAIL: MARK.LAURIE@LIHIR.COM.PG  WWW.LIHIR.COM.PG
     (+617) 3229 5483







FORWARD LOOKING STATEMENTS

This release contains certain forward-looking statements, including statements regarding anticipated production profiles and characteristics. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir, which may cause actual results to differ materially from those contained in this announcement. Lihir can give no assurances that the profiles will not materially differ from the statements contained in this release.